Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. December 19, 2018 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before December 11, 2018 at 10:00 AM (New York City time). Please detach along perforated line and mail in the envelope provided. RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 19, 2018. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE For Against Abstain 1. Mr. Dong Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. 2. Mr. Tianruo Pu be re-elected as an independent director and the chairman of the audit committee of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. Note: title Please as such. sign exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign. such. When If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person. give full